UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EPIQ Systems, Inc.
Full Name of Registrant

Former Name if Applicable

501 Kansas Avenue
Address of Principal Executive Office (Street and Number)

Kansas City, Kansas 66105-1309
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on October 24, 2006, in conjunction with a routine U.S. Securities and Exchange Commission (SEC) review of the Company’s Form S-3 Registration Statement and its periodic reports incorporated by reference therein, the Company requested guidance from the SEC Office of the Chief Accountant in analyzing the application of certain technical accounting rules pertaining to a business arrangement entered into in the ordinary course of business during October 2003.  The Company’s management presented to the SEC Office of the Chief Accountant (i) the Company’s historical accounting treatment for that arrangement and (ii) an alternative treatment for the arrangement under accounting principles generally accepted in the United States of America (GAAP).  As of November 8, 2006, the SEC’s Office of the Chief Accountant has indicated that the evaluation of the proper accounting treatment has not been completed.  Accordingly, the Company is unable to prepare and file that quarterly report by November 9, 2006, without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Elizabeth M. Braham	(913)	621-9500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The guidance from the SEC Office of the Chief Accountant regarding the proper treatment for this arrangement under GAAP may have a significant impact on the reported results of operations for the three and nine months ended September 30, 2006 and 2005, as well as on the previously reported results for other periods. That impact cannot be determined until the Company has received final guidance from the SEC Office of the Chief Accountant. The Company anticipates that it will be able to provide a press release or other public disclosure of the impact of any guidance received from the SEC Office of the Chief Accountant shortly after the Company receives that guidance.

EPIQ SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Tom W. Olofson
Tom W. Olofson
Chairman of the Board
and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).